UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55990

Transportation Systems Holdings Inc.
(Exact name of registrant as specified in its charter)

41 Farnsworth Street
Boston, MA 02210
(617) 443-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Effective as of February 25, 2019, Wabtec US Rail Holdings, Inc., a wholly owned subsidiary of Westinghouse Air Brake Technologies Corporation (“Wabtec”), merged with and into Transportation Systems Holdings Inc. (such transaction, the “Merger”), with Transportation Systems Holdings Inc. surviving the Merger as a wholly owned subsidiary of Wabtec (except with respect to shares of Class A non-voting preferred stock of Transportation Systems Holdings Inc. held by General Electric Company).

Pursuant to the requirements of the Securities Exchange Act of 1934, Transportation Systems Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 25, 2019

By:	/s/ Thomas LaFrance
Name:	Thomas LaFrance
Title:	General Counsel & Secretary